Exhibit 21.1
SUBSIDIARIES OF DOORDASH, INC.1

Name of Subsidiary	State or Jurisdiction of Incorporation
Wolt Enterprises Oy	Finland
DoorDash G&C, LLC	Delaware (United States)
Agora Insurance, Inc.	Hawaii (United States)

1 Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of certain subsidiaries of DoorDash, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the date hereof.